Exhibit 99.1

ICON Reports Second Quarter 2024 Results

Highlights

•Net business wins in the quarter of $2,579 million, an increase of 6.6% on quarter two 2023. Reflects a net book to bill in the quarter of 1.22, and a trailing twelve month net book to bill of 1.24.

•Closing backlog of $23.8 billion, an increase of 2.0% on quarter one 2024 and 9.9% on quarter two 2023.

•Quarter two revenue of $2,120.2 million representing an increase of 4.9% on prior year revenue and 5.3% on a constant currency basis.

•Quarter two adjusted EBITDA of $450.4 million or 21.2% of revenue, an increase of 8.7% on quarter two 2023.

•GAAP net income for the quarter of $146.9 million or $1.76 per diluted share, an increase of 25.7% on quarter two 2023 diluted earnings per share.

•Quarter two adjusted net income was $312.6 million or $3.75 per diluted share, an increase of 20.6% on quarter two 2023 adjusted diluted earnings per share.

•Successful refinance of $2 billion Term Loan Bond with Investment Grade bond in May 2024. Secures net interest savings of c$110 million for 2024. Net debt balance of $2.9 billion at June 30, 2024 with net debt to adjusted EBITDA ratio of 1.7x.

•Updating full-year 2024 financial revenue guidance in the range of $8,450 - $8,550 million, representing a year over year increase of 4.1% to 5.3%. Updating full-year 2024 adjusted earnings per share* guidance in the range of $15.00 - $15.20, representing a year over year increase of 17.3% to 18.8%. Adjusted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange and transaction-related / integrated-related adjustments.

Dublin, Ireland, July 24, 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the second quarter ended June 30, 2024.

CEO, Dr. Steve Cutler commented, “ICON delivered positive results in the second quarter, with revenue growth of 5.3% on a constant currency basis year over year, coupled with continued momentum in bookings performance, as backlog increased 10% over quarter two 2023. Adjusted earnings per share grew an impressive 21% year over year, driven by strong margin delivery in addition to the benefits realized from our debt refinancing. Importantly, we continue to make progress in winning new strategic customer partnerships and are delighted to announce the award of a new full service partnership with a prominent top 30 pharma customer in quarter two.

We are updating our full-year financial revenue guidance range for 2024 to account for the impact of the strengthening US dollar, as well as delayed trial starts related to next-generation COVID vaccine work. We now expect full year revenue to be in the range of $8,450 - $8,550 million, representing growth of circa 5% year over year at the midpoint of the range. We continue to drive better than expected margin performance through efficient delivery of our services and further leveraging our global business services model, and thus are increasing our full year adjusted earnings per share guidance to $15.00 – $15.20, representing high-teens growth on a year over year basis.”

Second Quarter 2024 Results

Gross business wins in the second quarter were $3,072 million and cancellations were $493 million. This resulted in net business wins of $2,579 million and a book to bill of 1.22.

Revenue for the second quarter was $2,120.2 million. This represents an increase of 4.9% on prior year revenue or 5.3% on a constant currency basis.

GAAP net income was $146.9 million resulting in $1.76 diluted earnings per share in quarter two 2024 compared to $1.40 diluted earnings per share in quarter two 2023. Adjusted net income for the quarter was $312.6 million resulting in an adjusted diluted earnings per share of $3.75 compared to $3.11 per share for the second quarter 2023.

Adjusted EBITDA for the second quarter was $450.4 million or 21.2% of revenue, a year-on-year increase of 8.7%.

The effective tax rate on adjusted net income in quarter two 2024 was 16.5%.

Cash generated from operating activities for the quarter was $218.6 million. During the quarter $36.3 million was spent on capital expenditure. At June 30, 2024, the Group had cash and cash equivalents of $506.6 million, compared to cash and cash equivalents of $396.1 million at March 31, 2024 and $270.2 million at June 30, 2023. During the quarter $2.0 billion of cash from the successful Investment Grade bond issue was used to repay $2,014.9 million of Term Loan B. Additionally, $143.0 million of the revolving credit facility was drawn down in the quarter and $193.0 million was repaid. This resulted in a net indebtedness of $2.9 billion at June 30, 2024.

Year to date 2024 Results

Gross business wins year to date were $6,185 million and cancellations were $953 million. This resulted in net business wins of $5,232 million and a book to bill of 1.24.

Year to date revenue was $4,210.5 million. This represents a year on year increase of 5.3% or 5.4% on a constant currency basis.

GAAP net income attributable to the Group year to date was $334.3 million resulting in $4.02 diluted earnings per share. Adjusted net income attributable to the Group was $601.1 million resulting in an adjusted diluted earnings per share of $7.22 compared to $6.01 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $894.4 million or 21.2% of revenue, a year on year increase of 10.0%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on July 25, 2024 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2024 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,100 employees in 97 locations in 55 countries as at June 30, 2024. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(in thousands except share and per share data)

Revenue	$2,120,159	$2,020,251	$4,210,545	$3,998,829

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,493,600	1,429,540	2,964,967	2,825,086
Selling, general and administrative	194,458	187,806	371,808	387,812
Depreciation and amortization	149,635	145,059	298,816	290,185
Transaction and integration related	6,820	12,701	13,811	24,083
Restructuring	45,789	35,661	45,789	45,390
Total costs and expenses	1,890,302	1,810,767	3,695,191	3,572,556

Income from operations	229,857	209,484	515,354	426,273
Interest income	1,237	949	3,167	2,021
Interest expense	(60,840)	(85,206)	(132,505)	(171,757)

Income before income tax expense	170,254	125,227	386,016	256,537
Income tax expense	(23,344)	(9,629)	(51,668)	(23,902)

Income before share of losses from equity method investments	146,910	115,598	334,348	232,635
Share of losses from equity method investments	—	—	—	(383)
Net income	$146,910	$115,598	$334,348	$232,252

Net income per Ordinary Share:

Basic	$1.78	$1.41	$4.04	$2.84
Diluted	$1.76	$1.40	$4.02	$2.81

Weighted average number of Ordinary Shares outstanding:

Basic	82,738,765	81,999,746	82,658,984	81,892,662
Diluted	83,360,841	82,627,933	83,260,144	82,617,391

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2024 AND DECEMBER 31, 2023
(UNAUDITED)

	June 30, 2024	December 31, 2023
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$506,553	$378,102
Available for sale investments	—	1,954
Accounts receivable, net of allowance for credit losses	1,569,642	1,790,322
Unbilled revenue	1,230,948	951,936
Other receivables	78,113	65,797
Prepayments and other current assets	139,244	132,105
Income taxes receivable	79,216	91,254
Total current assets	$3,603,716	$3,411,470

Non-current assets:
Property, plant and equipment	353,844	361,184
Goodwill	9,016,549	9,022,075
Intangible assets	3,632,354	3,855,865
Operating right-of-use assets	149,782	140,333
Other receivables	87,609	78,470
Deferred tax asset	74,787	73,662
Investments in equity- long term	50,220	46,804
Total assets	$16,968,861	$16,989,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$83,037	$131,584
Unearned revenue	1,602,526	1,654,507
Other liabilities	999,071	915,399
Income taxes payable	27,935	13,968
Current bank credit lines, loan facilities and notes	29,762	110,150
Total current liabilities	$2,742,331	$2,825,608

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes	3,408,157	3,665,439
Lease liabilities	145,464	126,321
Non-current other liabilities	48,372	45,998
Non-current income taxes payable	195,778	186,654
Deferred tax liability	843,633	899,100
Commitments and contingencies	—	—
Total Liabilities	$7,383,735	$7,749,120

Shareholders' equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,816,600 shares issued and outstanding at June 30, 2024 and
82,495,086 shares issued and outstanding at December 31, 2023	6,720	6,699
Additional paid‑in capital	6,988,736	6,942,669
Other undenominated capital	1,162	1,162
Accumulated other comprehensive loss	(179,559)	(143,506)
Retained earnings	2,768,067	2,433,719
Total Shareholders' Equity	$9,585,126	$9,240,743
Total Liabilities and Shareholders' Equity	$16,968,861	$16,989,863

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023
(UNAUDITED)

	Six Months Ended
	June 30, 2024	June 30, 2023
	(in thousands)
Cash flows from operating activities:
Net income	$334,348	$232,252

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	298,816	290,185
Impairment of operating right-of-use assets and related property, plant and equipment	12,559	8,613
Reduction in carrying value of operating right-of-use assets	19,367	23,607
Loss on equity method investments	—	383
Acquisition-related gain	—	(6,160)
Amortization of financing costs and debt discount	20,604	7,899
Stock compensation expense	28,145	31,357
Deferred tax benefit	(61,239)	(59,177)
Unrealized foreign exchange movements	13,761	(3,345)
Other non-cash items	12,463	18,202
Changes in operating assets and liabilities:
Accounts receivable	198,749	(40,675)
Unbilled revenue	(287,183)	(27,210)
Unearned revenue	(52,081)	65,266
Other net assets	7,356	(161,816)
Net cash provided by operating activities	545,665	379,381

Cash flows from investing activities:
Purchase of property, plant and equipment	(63,440)	(58,880)
Purchase of subsidiary undertakings (net of cash acquired)	(7,831)	(5,100)
Movement of available for sale investments	1,954	60
Proceeds from investments in equity - long term	1,373	—
Purchase of investments in equity - long term	(5,621)	(4,733)
Net cash used in investing activities	(73,565)	(68,653)

Cash flows from financing activities:
New Notes issue costs	(11,679)	—
Drawdown of credit lines and loan facilities	2,192,480	230,000
Repayment of credit lines and loan facilities	(2,537,882)	(580,000)
Proceeds from exercise of equity compensation	21,645	20,177
Share issue costs	(14)	(9)
Net cash used in financing activities	(335,450)	(329,832)

Effect of exchange rate movements on cash	(8,199)	512
Net increase / (decrease) in cash and cash equivalents	128,451	(18,592)
Cash and cash equivalents at beginning of period	378,102	288,768
Cash and cash equivalents at end of period	$506,553	$270,176

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND JUNE 30, 2023
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(in thousands except share and per share data)

Adjusted EBITDA
Net income	$146,910	$115,598	$334,348	$232,252
Share of losses from equity method investments	—	—	—	383
Income tax expense	23,344	9,629	51,668	23,902
Net interest expense	59,603	84,257	129,338	169,736
Depreciation and amortization	149,635	145,059	298,816	290,185
Stock-based compensation expense (a)	14,964	16,598	28,145	31,357
Foreign currency (gains)/losses, net (b)	3,340	903	(7,474)	2,241
Oncacare (gain) (g)	—	(6,160)	—	(6,160)
Restructuring (c)	45,789	35,661	45,789	45,390
Transaction and integration related costs (d)	6,820	12,701	13,811	24,083
Adjusted EBITDA	$450,405	$414,246	$894,441	$813,369

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$146,910	$115,598	$334,348	$232,252
Income tax expense	23,344	9,629	51,668	23,902
Amortization	116,489	114,617	232,987	229,295
Stock-based compensation expense (a)	14,964	16,598	28,145	31,357
Foreign currency (gains)/losses, net (b)	3,340	903	(7,474)	2,241
Restructuring (c)	45,789	35,661	45,789	45,390
Oncacare (gain) (g)	—	(6,160)	—	(6,160)
Transaction and integration related costs (d)	6,820	12,701	13,811	24,083
Transaction-related financing costs (e)	16,697	3,401	20,604	7,899
Adjusted tax expense (f)	(61,768)	(46,048)	(118,780)	(93,517)
Adjusted net income	$312,585	$256,900	$601,098	$496,742

Diluted weighted average number of Ordinary Shares outstanding	83,360,841	82,627,933	83,260,144	82,617,391

Adjusted diluted net income per Ordinary Share	$3.75	$3.11	$7.22	$6.01

(a)Stock-based compensation expense represents the amount of recurring expense related to the company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency (gains)/losses, net relates to gains or losses that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the company.
(d)Transaction and integration related costs include expenses associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.
(g)On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare Limited (“Oncacare”). This gave rise to an acquisition-related gain of $6.2 million. This gain was excluded from adjusted EBITDA and adjusted net income.

ICON plc

Contact:	Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com